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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

09040994

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 48651

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/08 (MM/DD/YY) AND ENDING 03/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hyundai Securities (America), Inc. and Subsidiary

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1370 Avenue of the Americas, Suite 2200
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Theodore Schofield (212) 265-2760
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
JUN - 1 2009
Washington, DC
100

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Theodore Schofield, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hyundai Securities (America), Inc. and Subsidiary, as of March 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Theodore Schofield
Signature

Senior VP
Title

BRENDA G. SCHOFIELD
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 10/6/2013

Brenda G Schofield
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HYUNDAI SECURITIES (AMERICA), INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENT OF
FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

MARCH 31, 2009

HYUNDAI SECURITIES (AMERICA), INC. AND SUBSIDIARY

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Hyundai Securities (America), Inc.

We have audited the accompanying consolidated statement of financial condition of Hyundai Securities (America), Inc. and Subsidiary (collectively, the "Company") as of March 31, 2009. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hyundai Securities (America), Inc. and Subsidiary as of March 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
May 27, 2009

HYUNDAI SECURITIES (AMERICA), INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

March 31, 2009

ASSETS	
Cash and cash equivalents	$ 12,256,270
Receivables from broker-dealers and clearing organizations, including clearing deposit of $100,000	3,140,950
Securities owned, at fair value	5,539,150
Receivable from Parent	33,321
Accrued interest receivable	124,141
Equipment, net	7,962
Other assets	1,240,412
	$ 22,342,206
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 46,463
Income taxes payable	25,527
Total liabilities	71,990
Stockholder's equity	
Common stock, $.01 par value, 1,000 shares authorized, 220 shares issued and outstanding	2
Additional paid-in capital	31,999,998
Accumulated deficit	(9,729,784)
Total stockholder's equity	22,270,216
	$ 22,342,206

See accompanying notes to the consolidated financial statement.

1. Nature of operations

Hyundai Securities (America), Inc. (the "Company") was incorporated on September 1, 1995, under the laws of the State of Delaware, and commenced operations on March 26, 1996. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), an entity created through consolidation of the National Association of Securities Dealers, Inc. ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. The Company is a subsidiary of Hyundai Securities Co., Ltd. (the "Parent"), located in Seoul, South Korea. The Company is principally involved in the brokerage of U.S. and Korean securities and also engages in underwriting activities.

Hyundai Securities (America) Investment Advisors ("HSAIA") is a wholly-owned inactive subsidiary of the Company. At March 31, 2009, HSAIA had no assets and no liabilities, and no income or expenses for the year then ended.

2. Summary of significant accounting policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned inactive subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers U.S. treasury bills or certificates of deposit with maturities less than 90 days, and money market accounts to be cash equivalents.

Valuation of Investments in Securities and Securities at fair value – Definition and Hierarchy

The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS No. 157"), effective January 1, 2008. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. SFAS No. 157 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

2. Summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at fair value – Definition and Hierarchy (continued)

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 2. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Securities Owned

Securities owned are valued at market and unrealized gains and losses are reflected in the consolidated statement of operations. Other securities traded in the over-the-counter markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

Equipment

Equipment is at stated cost less accumulated depreciation. The Company provides for depreciation using the straight-line method over 3 years.

Receivable from Broker-Dealers and Clearing Organizations

Amounts due from broker-dealers and clearing organizations may be restricted to the extent that they serve as securities sold short. See Note 13 for further detail.

2. Summary of significant accounting policies (continued)

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Translation of Foreign Currency

The Company adheres to the accounting and reporting requirements of SFAS No. 52, "Foreign Currency Translation." The Company's functional currency is the United States dollar. Assets and liabilities denominated in nonfunctional currencies are translated into U.S. dollar amounts at the year end exchange rate. Purchases and sales of investments, and income and expenses that are denominated in nonfunctional currencies are translated into U.S. dollar amounts on the transaction date. Adjustments arising from currency translation are reflected in the consolidated statement of operations.

The Company does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net trading and investment income in the consolidated statement of operations.

Income Taxes

The Company complies with SFAS No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities, which will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The Company has adopted FASB Staff Position No. FIN 48-3, which allows certain nonpublic entities to defer the effective date of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), until the annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to apply the deferral and will adopt the provisions of FIN 48 effective January 1, 2009. The Company's accounting policy for evaluating uncertain tax positions during financial statement periods subject to the deferral of FIN 48 is based on the recognition and disclosure criteria for loss contingencies under SFAS No. 5, "Accounting for Contingencies".

Revenue and Expense Recognition From Securities Transactions and Commission Income

Securities transactions and the related revenues and expenses are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recognized when earned. Commission income is recorded when earned.

2. Summary of significant accounting policies (continued)

Revenue Recognition from Advisory Fees

The Company earns a monthly advisory fee based on the underlying net asset value of the underlying investment equal to .5% per annum calculated as of the end of each month. In addition, the Company receives a performance based advisory fee of 15% of the increase in value of the underlying net asset value of the investment, subject to a 15% hurdle rate, which is receivable annually.

3. Securities owned

At March 31, 2009, securities owned, at fair value, consisted of the following:

Korean debt securities	$ 2,925,700
Korean mutual fund	292,500
Other foreign debt securities	2,320,950
	$ 5,539,150

4. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157. See Note 2 for a discussion of the Company's policies regarding this hierarchy.

The Company's financial assets and liabilities measured at fair value on a recurring basis include those securities classified as securities owned on the statement of financial condition (see Note 3).

The following table presents information about the Company's assets and liabilities measured at fair value as of March 31, 2009:

Assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance March 31, 2009
Securities owned, at fair value	$ -	$ 5,246,650	$ 292,500	$ 5,539,150

4. Fair value measurements (continued)

The following table presents additional information about Level 3 assets and liabilities measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

Changes in Level 3 assets and liabilities measured at fair value for the year ended March 31, 2009:

	LEVEL 3				
Assets	**Beginning Balance April 1, 2008**	**Realized & Unrealized Gains (Losses)**	**Purchases Sales and Settlements**	**Ending Balance March 31, 2009**	**Change in Unrealized Gains (Losses) for Investments still held at March 31, 2009**
Investments in securities, at fair value	$ -	$ (7,500)	$ 300,000	$ 292,500	$ (7,500)
	$ -	$ (7,500)	$ 300,000	$ 292,500	$ (7,500)

Realized and unrealized gains and losses are included in net gain (loss) on investments in the statement of operations. The change in unrealized gains (losses) for the year ended December 31, 2008 for investments still held at December 31, 2008 of ($7,500) are reflected in unrealized appreciation or depreciation of securities and net gain (loss) from derivative contracts, respectively, in the statement of operations.

5. Equipment

Equipment as of March 31, 2009 consisted of the following:

Office equipment	$ 14,331
Less accumulated depreciation	6,369
	$ 7,962

Depreciation expense was $4,777 for the year ended March 31, 2009.

6. Transactions with Parent

The Company has a commission sharing agreement with the Parent, in which the Company receives a portion of the gross commission earned in connection with trades executed by the Parent. Receivable from Parent includes commissions due to the Company and balances resulting from such trades. Substantially all of the Company's commission income was derived from transactions executed in accordance with this agreement. Included in other assets on the statement of financial condition is approximately $1,038,000 of other receivables from the Parent. In addition, the Parent custodies all proprietary Korean equity positions held by the Company.

7. Related party transactions

Hyundai Securities Europe, LTD., a related party, manages all dollar denominated fixed income securities held in Europe, which are held in custody by Euroclear, an unrelated third party. For this service the Company pays an advisory fee which was $1,880 for the year ended March 31, 2009, which is included in clearance fees on the consolidated statement of operations.

8. Income taxes

At March 31, 2009, the Company has federal, state and city capital loss carry-forwards of approximately $845,000 that can be carried forward for five years, expire beginning in March 2015, and that can only be used to offset future capital gains. Management of the Company has no assurance that the potential future benefit of these capital loss carry-forwards will be realized before they expire. In addition, the Company has unrealized losses of approximately $243,000 at March 31, 2009. The combined deferred tax asset of approximately $503,000 related to the unrealized losses and the capital loss carry-forwards has been fully reserved as of March 31, 2009.

At March 31, 2009, the company has deferred tax assets of approximately $26,000 which has been fully reserved by the Company. The deferred tax asset is primarily attributable to approximately $135,000 and $156,000 of state and city, respectively, not operating loss carry-forwards that expire beginning in March 2021. During the year ended March 31, 2009, the Company utilized approximately $189,000 of the operating loss carry-forwards for which the related deferred tax asset had been fully reserved in the prior year.

9. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. (The net capital rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5 percent of aggregate debits.) At March 31, 2009, the Company had net capital of $20,249,400 which was $19,999,400 in excess of its required minimum net capital of $250,000.

10. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraphs (k)(2)(i) and (ii), and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers", as "all customer transactions are cleared through another broker-dealer on a fully disclosed basis."

11. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

12. Commitments

Lease

The Company is obligated under an operating lease for its New York office space that expires in December 2011.

Future minimum annual rental payments (exclusive of other charges as defined in the operating lease) are approximately as follows:

Year ending March 31,		
2010	$	179,000
2011		179,000
2012		134,000
	$	492,000

Rent expense under this operating lease for the year ended March 31, 2009 was approximately $156,000.

Consulting

In January 2009, the Company entered into a one year consulting agreement with a third party where the third party will be acting as an independent strategist for the Company. The agreement calls for minimum monthly payments of $8,333 for the entire year. Consulting expense under this agreement for the year ended March 31, 2009 was approximately $25,000. Future minimum payments per the agreement for fiscal year end March 31, 2010 will be approximately $75,000.

13. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

In addition, the receivables from the clearing brokers are pursuant to these clearance agreements.